UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 3, 2022

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated November 3, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 3, 2022	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
THIRD QUARTER 2022 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $33.1 million, or $0.32 per share, and adjusted net income attributable to shareholders of Teekay(2) of $15.3 million, or $0.15 per share, in the third quarter of 2022 (excluding items listed in Appendix A to this release).
•Teekay Parent has successfully completed the divestment of its FPSO units with the sale of the Sevan Hummingbird FPSO unit on July 1, 2022 and the delivery of its remaining FPSO unit, the Petrojarl Foinaven, to a recycling yard in October 2022.
•During the third quarter of 2022, Teekay Parent sold 0.9 million Teekay Tankers Class A common shares for $22.8 million. These shares were acquired in late-2021 and early-2022 for a total cost of $10.0 million.
•In August 2022, Teekay Parent's Board of Directors approved a $30 million common share repurchase program. Since that time, Teekay Parent has repurchased $5.3 million of its outstanding common shares.
•Tanker market continues to strengthen during the year with Teekay Tankers securing strong fourth quarter-to-date spot rates of $40,000 per day, $36,600 per day, and $44,700 per day for its Suezmax, Aframax and LR2 fleets, respectively, which are higher than the third quarter of 2022 rates and approximately two to three times higher compared to last year’s fourth quarter rates.
Hamilton, Bermuda, November 3, 2022 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three and nine months ended September 30, 2022. These results include the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. As a result of Stonepeak's acquisition of Teekay LNG Partners L.P. (Teekay LNG) (now known as Seapeak LLC) in January 2022, certain information in this release presents Teekay LNG and various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under management services contracts (collectively, the Teekay Gas Business) as a discontinued operation. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the third quarter of 2022 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.

Financial Summary

	Three Months Ended
	September 30,	June 30,	September 30,
(in thousands of U.S. dollars, except per share amounts)	2022	2022	2021
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	303,199	280,786	148,323
Income (loss) from vessel operations	83,385	26,792	(45,538)
Net income (loss) attributable to the shareholders of Teekay	33,133	5,282	(2,913)
Earnings (loss) per common share of Teekay	0.32	0.05	(0.03)
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	86,885	50,844	81,976
Adjusted net income attributable to shareholders of Teekay (1)	15,312	5,506	95
Adjusted net earnings per share attributable to shareholders of Teekay (1)	0.15	0.05	—
	As at September 30,	As at June 30,	As at March 31,
(in thousands of U.S. dollars, except number of shares)	2022	2022	2022
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Net cash(2)	328,618	275,840	289,988
Market value of investment in Teekay Tankers (3)	266,100	186,327	146,271

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). These measures include results from both continuing and discontinued operations.
(2)Teekay Parent net cash as of September 30, 2022 includes cash and cash equivalents and short-term investments less current portion of long-term debt totaling $21.2 million related to Teekay Parent's 5% Convertible Notes due in January 2023. Teekay Parent's net cash position increased compared to June 30, 2022, primarily due to cash proceeds received from the sale of the Sevan Hummingbird FPSO, a contractual lump sum payment received from the customer of the Petrojarl Foinaven FPSO, the cash proceeds from the sale of 0.9 million Teekay Tankers Class A common shares, and changes in working capital balances, partially offset by Teekay share repurchases. As at September 30, 2022, Teekay Parent's remaining decommissioning and recycling costs are estimated to be approximately $15 million, which are expected to be paid in the fourth quarter of 2022 through the end of 2023.
(3)As at September 30, 2022, June 30, 2022, and March 31, 2022, Teekay Parent owned 9.6 million, 10.6 million and 10.6 million Teekay Tankers Class A and B common shares, respectively, and the closing share price of TNK was $27.54 per share, $17.63 per share, and $13.84 per share, respectively.

CEO Commentary
“Our consolidated financial results for the third quarter of 2022 were stronger than the previous quarter, primarily due to higher spot tanker rates,” commented Kenneth Hvid, Teekay’s President and CEO.

“Recently, we successfully completed the remaining key milestones relating to winding down our FPSO segment and have now fully divested our FPSO business. During the third quarter of 2022, we completed the sale of the Sevan Hummingbird and in late-October, we transferred the ownership of our last remaining FPSO, the Petrojarl Foinaven, to a European shipyard for green recycling. I am very pleased with both the commercial and operational execution of winding down our FPSO business where the sale proceeds from the Sevan Hummingbird and the lump sum payment received from the customer on the Petrojarl Foinaven are now expected to fully offset our decommissioning and recycling costs relating to these units.”

“The tanker market continued to strengthen during the third quarter on the back of strong tanker supply and demand fundamentals, which has been further boosted by increased tanker tonne-mile demand due to changes in crude oil trading patterns as a result of Russia’s invasion of Ukraine. During the third quarter of 2022, Teekay Tankers experienced counter-seasonal strength in spot tanker rates, with rates hitting their highest level for a third quarter since 2008, and we are seeing further strength so far in the fourth quarter of 2022. With almost all of Teekay Tankers' fleet currently trading in the spot market, we have significant operating leverage to benefit from a strong tanker market.”

“During the quarter, we sold the 0.9 million of Teekay Tankers Class A common shares for $22.8 million that we acquired in late-2021 and early-2022 for a total cost of $10.0 million. Following this opportunistic trade, we remain Teekay Tankers’ largest shareholder, with economic ownership of 28.5%. In addition, Teekay Corporation put in place a $30 million share repurchase program, under which we have so far repurchased approximately 1.5 million of our common shares at an average price of $3.59 per share.”

“With the positive tanker market fundamentals and our net cash position, which is especially valuable during times of extreme volatility and global economic uncertainty, we believe we are well-positioned to pursue future investment opportunities to create long-term shareholder value.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
The Company's adjusted net income attributable to shareholders of Teekay(1) for the third quarter of 2022 increased compared to the same quarter of the prior year, primarily due to stronger earnings from Teekay Tankers as a result of higher spot tanker rates and lower interest expense in Teekay Parent due to bond repurchases completed during the first half of 2022, which was partially offset by the loss of earnings contribution from the Teekay Gas Business as a result of the sale of the Teekay Gas Business on January 13, 2022.

In addition, consolidated GAAP net income attributable to shareholders of Teekay increased during the third quarter of 2022, compared to the same quarter of the prior year, mainly due to $21.1 million in gains from the sale of assets and a $4.0 million reduction in the estimated costs associated with the recycling of the Petrojarl Foinaven FPSO unit, both of which were recognized in the third quarter of 2022.

The following table highlights the operating performance of Teekay Tankers' vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(a) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	September 30, 2022(b)	June 30, 2022(b)	September 30, 2021(b)
Suezmax revenue days	2,208	2,244	2,350
Suezmax TCE per revenue day	$33,191	$25,310	$6,029
Aframax revenue days	1,081	1,210	1,444
Aframax TCE per revenue day	$34,393	$24,538	$9,749
LR2 revenue days	853	888	644
LR2 TCE per revenue day	$37,373	$26,690	$9,358
(a)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(b)    Revenue days are the total number of calendar days Teekay Tankers' vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
Please refer to Teekay Tankers' third quarter of 2022 earnings release for additional information on the financial results for this entity.

(1) This is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
During the third quarter of 2022, Teekay Parent sold 0.9 million Teekay Tankers Class A common shares for total proceeds of $22.8 million, or an average price of $25.20 per share. These shares were acquired in December 2021 through February 2022 for $10.0 million, or an average purchase price of $11.03 per share.
In August 2022, Teekay's Board of Directors approved a $30 million common share repurchase program. Since that time, Teekay has repurchased a total of approximately 1.5 million common shares, or approximately 1.4% of the outstanding common shares immediately prior to commencement of the program, for a total cost of $5.3 million, representing an average repurchase price of $3.59 per share.
On July 1, 2022, Teekay Parent completed the sale of the Sevan Hummingbird FPSO unit to a third party, which resulted in a gain on sale of approximately $13.0 million. In October 2022, Teekay Parent delivered and transferred the ownership of its last remaining FPSO unit, the Petrojarl Foinaven, to a European shipyard for green recycling. The combined proceeds from the sale of the Sevan Hummingbird FPSO unit and the final contractual lump sum payment received from the customer of the Petrojarl Foinaven FPSO unit to cover the green recycling costs totaled approximately $25 million, which was received during the third quarter of 2022. As at September 30, 2022, Teekay Parent's remaining decommissioning and recycling costs are now estimated to be approximately $15 million, which are expected to be paid in the fourth quarter of 2022 through the end of 2023.
Teekay Tankers
In July 2022, Teekay Tankers agreed to sell one Aframax tanker for $24.8 million, which was completed in September 2022 and resulted in a gain on sale of $8.2 million.
In September and October 2022, Teekay Tankers made $44.9 million in prepayments and fully repaid a term loan related to four vessels. The prepayments were made with existing liquidity and the four vessels will be unencumbered.
The following table summarizes Teekay Tankers’ TCE rates booked to-date in the fourth quarter of 2022 for its spot-traded fleet only:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$40,000	43%
Aframax (1)	$36,600	38%
LR2 (2)	$44,700	36%
(1)    Rates and percentage booked to-date include Aframax RSA, full service lightering and non-RSA voyage charters for all Aframax vessels.
(2)    Rates and percentage booked to-date include Aframax RSA, full service lightering and non-RSA voyage charters for all LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

About Teekay
Teekay is a leading provider of international crude oil and other marine transportation services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate approximately 60 conventional tankers and other marine assets. With offices in 8 countries and approximately 2,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies and the Australian government.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted EBITDA and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, write-downs and/or gains, and/or gains and losses on sale of operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized gains and losses on derivative instruments, credit loss provision adjustments, loss on bond repurchases, loss on deconsolidation, equity income (loss), and other income or loss, for both continuing operations and discontinued operations. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense, and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments, for continuing and discontinued operations.
Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliations of Adjusted EBITDA to net income, from continuing and discontinued operations, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021 (1)	2022	2021 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	303,199	280,786	148,323	796,705	486,015

Voyage expenses	(135,013)	(126,980)	(78,335)	(363,615)	(219,145)
Vessel operating expenses	(59,579)	(80,268)	(66,957)	(211,788)	(222,618)
Time-charter hire expenses	(7,236)	(6,553)	(2,870)	(19,339)	(10,279)
Depreciation and amortization	(24,251)	(25,243)	(25,837)	(74,574)	(79,416)
General and administrative expenses	(13,655)	(14,143)	(19,165)	(43,881)	(57,369)
Gain (loss) on sale and write-down of assets	21,131	1,153	(697)	21,863	(88,098)
Asset retirement obligation extinguishment gain	—	—	—	—	32,950
Restructuring charges (2)	(1,211)	(1,960)	—	(7,768)	(303)
Income (loss) from vessel operations	83,385	26,792	(45,538)	97,603	(158,263)

Interest expense	(9,403)	(9,413)	(16,889)	(28,818)	(53,006)
Interest income	1,753	723	40	2,773	113
Realized and unrealized gains (losses) on non-designated derivative instruments	1,698	571	(282)	4,236	(98)
Equity income (loss)	221	(931)	(873)	(1,464)	(2,061)
Loss on bond repurchases (3)	(86)	(198)	—	(12,694)	—
Income tax recovery (expense) and other – net	3,288	534	(2,867)	4,175	(5,850)
Net income (loss) from continuing operations	80,856	18,078	(66,409)	65,811	(219,165)
Income (loss) from discontinued operations (4)	—	—	75,989	(20,276)	232,645
Net income	80,856	18,078	9,580	45,535	13,480
Net (income) loss attributable to non-controlling interests (4)	(47,723)	(12,796)	(12,493)	(6,232)	11,714
Net income (loss) attributable to the shareholders of Teekay Corporation	33,133	5,282	(2,913)	39,303	25,194
Amounts attributable to the shareholders of Teekay Corporation
Income (loss) from continuing operations	80,856	18,078	(66,409)	65,811	(219,165)
Net (income) loss attributable to non-controlling interests, continuing operations	(47,723)	(12,796)	32,178	(68,160)	149,469
Net income (loss) attributable to the shareholders of Teekay Corporation, continuing operations	33,133	5,282	(34,231)	(2,349)	(69,696)
Income (loss) from discontinued operations	—	—	75,989	(20,276)	232,645
Net (income) loss attributable to non-controlling interests, discontinued operations (4)	—	—	(44,671)	61,928	(137,755)
Net income attributable to the shareholders of Teekay Corporation,
discontinued operations	—	—	31,318	41,652	94,890
Net income (loss) attributable to the shareholders of Teekay Corporation	33,133	5,282	(2,913)	39,303	25,194
Earnings (loss) per common share(5) of Teekay Corporation, continuing operations - Basic and diluted	0.32	0.05	(0.33)	(0.02)	(0.68)
Earnings per common share(5) of Teekay Corporation, discontinued operations - Basic and diluted	—	—	0.31	0.41	0.93
Earnings (loss) per common share(5) of Teekay Corporation - Basic and diluted	0.32	0.05	(0.03)	0.38	0.25

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)The presentation of certain information in these consolidated financial statements reflects the Teekay Gas Business as a discontinued operation of the Company, and historical comparative periods presented have been recast as a result.
(2)The three months ended September 30 and June 30, 2022 and nine months ended September 30, 2022, includes restructuring charges of $1.2 million, $1.2 million and $6.2 million, respectively, related to the reorganization and realignment of the Company's shared service functions following the sale of the Teekay Gas Business including costs associated with the separation of information technology systems, of which $2.4 million was recovered from Seapeak and was recorded as part of revenues on the consolidated statements of income. The three months ended June 30, 2022 and nine months ended September 30, 2022 also includes restructuring charges of $0.8 million and $1.6 million related to the end of operation for the Sevan Hummingbird FPSO.
(3)Loss on bond repurchases for the three months ended September 30, 2022 and June 30, 2022 and nine months ended September 30, 2022 includes a $9.2 million loss on repurchase of Teekay Parent’s 9.25% Senior Secured Notes due in November 2022 (2022 Notes) in full and a $3.5 million loss on repurchases of Teekay Parent's 5% Convertible Notes due in January 2023 (Convertible Notes).
(4)Income (loss) from discontinued operations for the nine months ended September 30, 2022 includes a $58.7 million loss on deconsolidation of the Teekay Gas Business. Net (income) loss attributable to non-controlling interests, discontinued operations for the nine months ended September 30, 2022 includes the realization of a deferred gain of $84.8 million relating to the intercompany sale of certain vessels from Teekay to the Teekay Gas Business in previous years, which is recognized upon the sale of the Teekay Gas Business. Together, these items resulted in a net gain of $26.2 million related to the deconsolidation of the Teekay Gas Business.
(5)Includes common shares related to non-forfeitable stock-based compensation.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted-average number of common shares outstanding
- Basic	102,608,910	102,498,138	102,307,273	102,485,688	102,090,921
- Diluted	104,712,406	104,651,667	102,307,273	102,485,688	102,090,921
Number of outstanding shares of common stock at end of period	100,401,365	101,872,208	101,571,806	100,401,365	101,571,806

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2022	2022	2021
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	104,802	77,349	58,405
Cash and cash equivalents - Teekay Tankers	78,008	66,266	50,572
Short-term investments - Teekay Parent (1)	245,000	220,000	—
Assets held for sale	—	17,913	43,543
Accounts receivable and other current assets	192,857	184,923	118,474
Bunker and lube oil inventory	66,173	84,710	49,033
Current assets - discontinued operations	—	—	4,804,439
Restricted cash - Teekay Parent	—	—	6
Restricted cash - Teekay Tankers	5,865	5,638	5,356
Vessels and equipment	1,269,985	1,281,955	1,336,998
Operating lease right-of-use assets	16,063	8,701	14,257
Net investment in direct financing and sales-type leases	1,759	12,009	12,009
Net investment in and loans to equity-accounted investment	14,490	14,269	12,954
Other non-current assets	26,227	21,947	25,936
Total Assets	2,021,229	1,995,680	6,531,982
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	119,929	149,117	144,144
Current liabilities - discontinued operations	—	—	2,877,629
Short-term debt - Teekay Tankers	—	15,000	25,000
Current portion of long-term debt - Teekay Parent (2)	21,184	21,509	239,806
Current portion of long-term debt - Teekay Tankers	82,307	70,738	42,532
Long-term debt - Teekay Parent (2)	—	—	111,383
Long-term debt - Teekay Tankers	487,775	538,314	572,240
Operating lease liabilities	16,802	9,613	14,257
Other long-term liabilities	61,279	60,026	72,508
Equity:
Non-controlling interests	640,043	567,309	1,917,433
Shareholders of Teekay	591,910	564,054	515,050
Total Liabilities and Equity	2,021,229	1,995,680	6,531,982

Net (cash) debt - Teekay Parent (3)	(328,618)	(275,840)	292,778
Net debt - Teekay Tankers (3)	486,209	552,148	583,844

(1)Short-term investments - Teekay Parent includes various bank term deposits with initial maturity dates of more than three months but less than one year from the origination date.
(2)As at September 30, 2022, approximately $21.2 million aggregate principal amount of the Convertible Notes due in January 2023 remained outstanding.
(3)Net debt (cash) is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash and short-term investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2022	2021 (1)
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	45,535	13,480
Less: loss (income) from discontinued operations	20,276	(232,645)
Income (loss) from continuing operations	65,811	(219,165)
Non-cash and non-operating items:
Depreciation and amortization	74,574	79,416
(Gain) loss on sale and write-down of assets	(21,863)	88,098
Asset retirement obligation extinguishment gain	—	(32,950)
Other	13,802	11,503
Receipts from sales-type lease	11,854	—
Change in other operating assets and liabilities	(104,560)	(10,216)
Asset retirement obligation expenditures	—	(1,419)
Expenditures for dry docking	(11,204)	(23,313)
Net operating cash flow - continuing operations	28,414	(108,046)
Net operating cash flow - discontinued operations	26,866	154,497
Net operating cash flow	55,280	46,451
FINANCING ACTIVITIES
Proceeds from long-term debt	—	221,167
Prepayments of long-term debt	(592,221)	(80,000)
Scheduled repayments of long-term debt	(56,914)	(8,422)
Proceeds from short-term debt	134,000	35,000
Prepayments of short-term debt	(159,000)	(25,000)
Proceeds from financings related to sales and leaseback of vessels, net of issuance costs	288,108	72,065
Prepayment of obligation related to finance leases	—	(184,115)
Scheduled repayments of obligations related to finance leases	(35,448)	(16,313)
Sale of Teekay Tankers common shares	22,809	—
Purchase of Teekay Tankers common shares	(5,269)	—
Repurchase of common shares	(5,305)	—
Other financing activities	(784)	(1,041)
Net financing cash flow - continuing operations	(410,024)	13,341
Net financing cash flow - discontinued operations	—	(194,057)
Net financing cash flow	(410,024)	(180,716)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(11,511)	(15,168)
Purchase of short-term investments	(245,000)	—
Proceeds from sale of vessels and equipment	82,621	44,675
(Advance to) repayment from equity-accounted joint venture	(3,000)	1,500
Proceeds from the sale of the Teekay Gas Business, net of cash sold	454,789	—
Net investing cash flow - continuing operations	277,899	31,007
Net investing cash flow - discontinued operations	—	(15,008)
Net investing cash flow	277,899	15,999
Decrease in cash, cash equivalents and restricted cash	(76,845)	(118,266)
Cash, cash equivalents and restricted cash, beginning of the period	265,520	405,890
Cash, cash equivalents and restricted cash, end of the period	188,675	287,624
(1)Comparative balances relating to the nine months ended September 30, 2021 have been recast. Refer to footnote (1) of the Summary Consolidated Statements of Income

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Nine Months Ended
	September 30,		June 30,		September 30,
	2022		2022		2022
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income – GAAP basis	80,856		18,078		45,535
Adjust for: Net income attributable to
non-controlling interests	(47,723)		(12,796)		(6,232)
Net income attributable to
shareholders of Teekay	33,133	0.32	5,282	0.05	39,303	0.38
(Subtract) add specific items affecting net income (loss)
Unrealized gains from derivative instruments	(1,126)	(0.01)	(576)	(0.01)	(3,842)	(0.04)
FPSO decommissioning costs, net of recoveries	(2,750)	(0.03)	5,970	0.06	4,832	0.05
Gain on sale of assets	(21,131)	(0.21)	(1,153)	(0.01)	(21,863)	(0.21)
Restructuring charges, net of recoveries	1,000	0.01	1,960	0.02	5,169	0.05
Items relating to discontinued operations(2)	—	—	—	—	36,594	0.36
Loss on bond repurchases and other(3)	(927)	(0.01)	(1,137)	(0.01)	12,255	0.12
Non-controlling interests’ share of items above(4)	7,113	0.07	(4,840)	(0.05)	(52,158)	(0.51)
Total adjustments	(17,821)	(0.17)	224	—	(19,013)	(0.19)
Adjusted net income attributable to
shareholders of Teekay	15,312	0.15	5,506	0.05	20,290	0.20
(1)Basic per share amounts.
(2)Primarily relates to items presented in loss from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments. Also includes the loss on deconsolidation of $58.9 million in the nine months ended September 30, 2022.
(3)Includes a loss on the repurchase of the 2022 Notes in full and a loss on repurchases of the Convertible Notes. Refer to footnote (3) of the Summary Consolidated Statements of Income. Also includes foreign currency exchange gains.
(4)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

    Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021		2021
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income – GAAP basis	9,580		13,480
Adjust for: Net (income) loss attributable to
non-controlling interests	(12,493)		11,714
Net (loss) income attributable to
shareholders of Teekay	(2,913)	(0.03)	25,194	0.25
(Subtract) add specific items affecting net income (loss)
Unrealized gains from derivative instruments	(395)	—	(1,514)	(0.01)
FPSO decommissioning costs, net of recoveries	475	—	7,639	0.07
Write-down of assets	697	—	88,098	0.86
Asset retirement obligation extinguishment gain(2)	—	—	(32,950)	(0.32)
Restructuring charges, net of recoveries	—	—	303	—
Items relating to discontinued operations(3)	(12,312)	(0.12)	(35,241)	(0.35)
Other	3,414	0.03	7,050	0.07
Non-controlling interests’ share of items above(4)	11,129	0.11	(47,134)	(0.46)
Total adjustments	3,008	0.03	(13,749)	(0.13)
Adjusted net income attributable to
shareholders of Teekay	95	—	11,445	0.11
(1)Basic per share amounts.
(2)The nine months ended September 30, 2021 includes the derecognition of the asset retirement obligation (or ARO) liability relating to the Petrojarl Banff FPSO unit as a result of the fulfillment of decommissioning obligations relating to the Banff field.
(3)Primarily relates to items presented in income from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments.
(4)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended
September 30, 2022
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues	279,386	23,813	—	303,199

Voyage expenses	(135,013)	—	—	(135,013)
Vessel operating expenses	(35,983)	(23,638)	42	(59,579)
Time-charter hire expense	(7,236)	—	—	(7,236)
Depreciation and amortization	(24,251)	—	—	(24,251)
General and administrative expenses	(9,687)	(3,926)	(42)	(13,655)
Gain on sale of assets	8,156	12,975	—	21,131
Restructuring charges	—	(1,211)	—	(1,211)

Income from vessel operations	75,372	8,013	—	83,385

Interest expense	(9,024)	(379)	—	(9,403)
Interest income	216	1,537	—	1,753
Realized and unrealized gain on
non-designated derivative instruments	1,698	—	—	1,698
Equity income	221	—	—	221
Equity in income of subsidiaries (2)	—	20,330	(20,330)	—
Income tax expense	(1,270)	(247)	—	(1,517)
Loss on bond repurchases	—	(86)	—	(86)
Other - net	840	3,965	—	4,805
Net income from continuing
operations	68,053	33,133	(20,330)	80,856
Net income attributable to
non-controlling interests (3)	—	—	(47,723)	(47,723)
Net income attributable
to shareholders/unitholders
of publicly-listed entities	68,053	33,133	(68,053)	33,133

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(2)Teekay Corporation’s proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(3)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiary.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2022	2022	2021
	(unaudited)	(unaudited)	(unaudited)
Net income	80,856	18,078	9,580
Depreciation and amortization	24,251	25,243	25,837
Interest expense, net of interest income	7,650	8,690	16,849
Income tax expense (recovery)	1,517	(585)	(816)
EBITDA	114,274	51,426	51,450
Specific income statement items affecting EBITDA:
(Gain) loss on sale and write-down of assets	(21,131)	(1,153)	697
Realized and unrealized (gains) losses on derivative instruments	(1,698)	(571)	282
Realized gains (losses) from the settlements of non-designated derivative instruments	380	(38)	(359)
Equity (income) loss	(221)	931	873
Loss on bond repurchases	86	198	—
Other - net	(4,805)	51	3,683
Items relating to income from discontinued operations(1)	—	—	25,350
Adjusted EBITDA	86,885	50,844	81,976

(1)Includes amounts presented in income from discontinued operations on the consolidated statements of income.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: management’s expectations regarding positive tanker market fundamentals; Teekay Tankers' ability to utilize its operating leverage to benefit from a strengthened tanker market; Teekay Parent's ability to utilize its relative financial position to pursue future investment opportunities and create long-term shareholder value; Teekay Parent’s expectations regarding the amounts and settlements of recycling, decommissioning and/or other asset retirement obligations, as the case may be, related to the Petrojarl Foinaven and Sevan Hummingbird FPSOs; the adequacy of the combined contractual lump sum payment and sale proceeds respectively received for these FPSO units to offset any such obligations; the future unencumbered status of four Teekay Tankers vessels following repayment of one of its credit facilities; the continuing impact of COVID-19 (including new variants thereof) on the Company’s business and tanker and oil market fundamentals; the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as a result of sanctions on Russian and Belarusian companies and individuals; and the anticipated impact of altered trade patterns, increased global oil and tanker demand compared to forecasted worldwide tanker fleet growth on tanker rates.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the availability to Teekay of appropriate future growth opportunities and Teekay’s financial or other ability to pursue such opportunities; changes in the demand for oil and refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC+ production and supply levels; the duration and extent of the COVID-19 pandemic, including any variants of the virus, and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); higher than expected costs and/or delays associated with the decommissioning and recycling of the Petrojarl Foinaven FPSO; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including IMO 2030; the potential for early termination of long-term contracts of existing vessels or related to services; Russia’s invasion of Ukraine and related sanctions; the impact of geopolitical tensions and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda